NAME OF REGISTRANT
Franklin Templeton Variable Insurance Products Trust
File No. 811-05583

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From Prospectus Supplement: FMV P2 P5 01/15


SUPPLEMENT DATED JANUARY 30, 2015
TO THE PROSPECTUS DATED MAY 1, 2014
OF
FRANKLIN MANAGED VOLATILITY GLOBAL ALLOCATION VIP FUND
(A series of Franklin Templeton Variable Insurance Products Trust)
The Prospectus is amended as follows:
I.	The "Fund  Details - Management - Manager of Managers Structure"
section on page FMV-D13 of the prospectuses for Class 2 and Class 5 shares is replaced with the following:

Manager of Managers Structure
Alternative Strategies and the Trust have received an exemptive order from the SEC that allows the Fund to operate in a "manager of managers" structure whereby Alternative Strategies, as the Fund's investment manager, can appoint and replace both wholly-owned and unaffiliated sub-advisors, and enter into, amend and terminate sub-advisory agreements with such sub-advisors, each subject to board approval but without obtaining prior shareholder approval
(the "Manager of Managers Structure"). The Fund will, however, inform shareholders of the hiring of any new sub-advisor within 90 days after the hiring. The SEC exemptive order provides the Fund with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approval of sub-advisory agreements with such sub-advisors.

The use of the Manager of Managers Structure with respect to the Fund is subject to certain conditions that are set forth in the SEC exemptive order. Under the Manager of Managers Structure, Alternative Strategies has the ultimate responsibility, subject to oversight by the Fund's board of trustees, to oversee sub-advisors and recommend their hiring, termination and replacement. Alternative Strategies will also, subject to the review and approval of the Fund's board of trustees: set the Fund's overall investment strategy; evaluate, select and recommend sub-advisors to manage all or a portion of the Fund's assets; and implement procedures reasonably designed to ensure that each sub-advisor complies with the Fund's investment goal, policies and restrictions. Subject to review by the Fund's board of trustees, Alternative Strategies will allocate and, when appropriate, reallocate the Fund's assets among sub-advisors and monitor and evaluate the sub-advisors' performance.
Please keep this supplement for future reference.

Franklin Managed Volatility Global Allocation Fund changed its name to Franklin VolSmart Allocation VIP Fund.

From Franklin Templeton Variable Insurance Products Trust -
Franklin VolSmart Allocation VIP Fund Prospectus dated May 1, 2015:

Principal Investment Strategies

Under normal market conditions, the Fund seeks to achieve its investment goal by allocating its assets across certain asset classes, sectors and strategies in an attempt to produce a diversified portfolio that will generate returns while minimizing the expected volatility of the Fund's returns so that volatility does not exceed a target of 10% per year (volatility within the 10% target is referred to as "Target Volatility"). The Fund's assets are primarily invested in its "core portfolio," which is principally comprised of various U.S. equity and fixed income investments and strategies, as described in more detail below. The Fund's investment manager, Franklin Advisers, Inc. (Advisers), and one of the Fund's sub-advisors, K2/D&S Management Co., L.L.C. (K2 Advisors) allocate the Fund's assets among the strategies and investments in the core portfolio to diversify the assets of the Fund and to reduce the Fund's risk of being significantly impacted by changes in a specific asset class.

In addition, Advisers and K2 Advisors employ two additional strategies to manage the Fund's risk exposure to market volatility and to extreme market downturns. Advisers and K2 Advisors employ a volatility management strategy, which is designed to manage the expected volatility of the Fund's returns so that volatility remains within the Fund's Target Volatility. In employing this strategy, Advisers and K2 Advisors measure the Fund's expected volatility and utilize certain derivative instruments
(such as futures contracts on indices) to adjust the Fund's expected volatility to within the Target Volatility, as described in more detail below. There is no guarantee that the Fund will stay within its Target Volatility. K2 Advisors also employs a "tail risk protection strategy," designed to protect the Fund from risks related to extreme short-term market downturns (tail risk). K2 Advisors employs this strategy by utilizing certain derivatives (such as total return swap agreements) to hedge the tail risk of the Fund.

There is no guarantee that the Fund's volatility management or tail risk protection strategies will be successful. The Fund's Target Volatility is not a total return performance target - the Fund does not expect, nor does it represent, that its total return performance will be within any specified range. It is possible that the Fund could stay within its Target Volatility while having negative performance returns. Also, efforts to manage the Fund's volatility and protect against tail risk can be expected to limit the Fund's gains in rising markets, may expose the Fund to costs to which it would otherwise not have been exposed, and if unsuccessful may result in substantial losses.

The Fund may obtain exposure to the strategies and investments in its core portfolio by directly investing in the securities and instruments in that strategy, or by investing in other mutual funds that would provide exposure to a certain strategy. In addition, the Fund is structured as a multi-manager fund in which Advisers sub-contracts with Franklin Advisory Services, LLC
(Advisory Services) to manage the rising dividends strategy portion of the Fund's core portfolio and K2 Advisors to assist in the management of the overall asset allocation, volatility management and tail risk protection strategies. For purposes of the Fund's investment strategies, techniques and risks, the term "investment manager" generally may include any sub-advisor or investment advisor of an underlying fund, except as the context otherwise requires.

Core Portfolio

Under normal market conditions, the Fund's core portfolio generally consists of: (1) direct investments in equity and other securities pursuant to the Fund's rising dividends strategy;
(2) investments in other Franklin Templeton funds (underlying funds) to gain exposure to equity and fixed income markets; and
(3) cash, cash equivalents and money market securities.
Initially, the core portfolio will be allocated according to approximately the following baseline percentages (plus or minus 5%) to achieve the Fund's asset allocation strategy:

..	50% Rising Dividends Strategy (focuses on long-term capital appreciation and preservation of capital by primarily investing in equity securities of companies that have a history of consistent and substantial dividend increases)
..	10% Franklin DynaTech Fund (focuses on capital appreciation by primarily investing in equity securities of companies that the investment manager believes are leaders in innovation, take advantage of new technologies, have superior management, and benefit from new industry conditions in the dynamically
        changing global economy)
..	13% Franklin Low Duration Total Return Fund (focuses on a high level of current income as is consistent with prudent investing, while seeking preservation of capital by investing primarily in investment grade debt securities and investments targeting an estimated average portfolio duration of three (3) years or less)
..	10% Franklin Strategic Income Fund (focuses on earning a high level of current income and, secondarily, capital appreciation over the long term by investing generally in U.S. and foreign debt securities, including those in emerging markets)
..	10% Franklin Income Fund (focuses on maximizing income while maintaining prospects for capital appreciation by generally investing in a diversified portfolio of debt and equity
        securities and shifting its investments from one asset
        class to another based on the investment manager's analysis of the best opportunities for the fund's portfolio in a given market)
..      7% Cash, Cash Equivalents and Money Market Securities (generally invests in cash, cash equivalents and high quality money market securities, including U.S. Government securities, U.S.
       Government agency securities, bank obligations, commercial paper, repurchase agreements and affiliated money market funds)

At the discretion of Advisers and K2 Advisors, the above funds and percentages may vary from time to time without shareholder approval, e.g., based on market conditions or the investment managers' assessment of an asset class' relative attractiveness as an investment opportunity or as part of the volatility management strategy. In addition, as a result of the Fund's use of derivatives, and/or in an effort to manage expected volatility, the Fund may hold significant amounts of cash, cash equivalents and money market instruments.

Volatility Management Strategy

The Fund employs a volatility management strategy usually by entering into S&P 500 Index futures contracts (S&P futures contracts).
While there can be no guarantee that the Fund will remain within its Target Volatility, the volatility management strategy seeks to stabilize the volatility of the Fund's returns and to reduce the downside risk of the Fund during periods of significant and sustained market declines. In this context, "volatility" is a statistical measurement of the frequency and level of up and down fluctuations of the Fund's returns over time. Volatility may result in rapid and dramatic price swings. Volatility, in other words, represents the average annual deviation of the Fund's return around the average Fund return.

In seeking to manage the Fund's volatility, Advisers and K2 Advisors measure the expected annual volatility of the Fund's core portfolio.
If the Fund's expected annual volatility exceeds the Target Volatility, the Fund will write (sell) one or more equity index futures contracts with the goal of decreasing the core portfolio's exposure to U.S.
equity securities so that the expected annual volatility of the Fund is at or below the target of 10%. Generally, Advisers and K2 Advisors intend to use the strategy to reduce risk and would not employ the volatility management strategy if the expected volatility of the Fund's core portfolio is at or below the Target Volatility.
The volatility strategy may cause the Fund's effective exposure to certain asset classes to be greater or less than its direct investments.

Tail Risk Protection Strategy

K2 Advisors also employs a tail risk protection strategy to provide protection against rare events that can significantly and negatively affect the portfolio, while attempting to preserve upside potential. Tail risk refers to the possibility that the return on an investment (or portfolio) will deviate significantly outside of the average range within which an investment manager assumes an investment's (or portfolio's) returns will remain, resulting in unexpected and significant losses.

In implementing the tail risk protection strategy, the Fund currently enters into one or more total return swaps on a systematic rules-based index that uses a mathematical methodology to automatically increase or decrease exposure to short- and medium-term futures on the Chicago Board Options Exchange (CBOE) Market Volatility Index (VIX), which is a well-known measure of market expectations of volatility conveyed by S&P 500 stock index option prices. K2 Advisors believes that exposure to the index through one or more swaps will mitigate tail risk because the Fund should experience a gain on the swap during negative market events, which will mitigate the Fund's losses in such an event.
The Fund expects to be engaged in one or more swaps on the index at all times to ensure continued exposure to the index, even in periods of low volatility when the index is exposed only to cash.
In the future, however, the Fund may use other instruments to protect against tail risk.

With respect to the Fund's derivative investments, the Fund may enter into equity index futures contracts and total return swap agreements in connection with the Fund's volatility management and tail risk protection strategies, respectively. In addition, the underlying funds may enter into various transactions involving complex derivative instruments for hedging or investment purposes.